May 13, 2009

Geoffrey Kruczek, Attorney

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Mail Stop 3030

Re:	MK Arizona Corp.

Amendment No. 6 to Registration Statement on Form S-4

Filed on May 11, 2009

File No. 333-153492

Dear Mr. Kruczek:

On behalf of Middle Kingdom Alliance Corp., a Delaware corporation (“Middle Kingdom”), and MK Arizona Corp., an Arizona corporation (“MK Arizona”), we hereby file through EDGAR with the Securities and Exchange Commission (the “Commission”) a complete copy of Amendment No. 7 to the Registration Statement on Form S-4 for MK Arizona (the “Amended S-4”), including exhibits.

The Amended Form S-4 incorporates changes responsive to the comments set forth in the Commission’s letter to Mr. David A. Rapaport, dated May 12, 2009. For your convenience, we have repeated each comment prior to the response in italics. All references to page numbers in our discussion below each heading are to the pages in the Amended S-4. The references to page numbers in the headings are to the original Amendment No. 6 to the Registration Statement on Form S-4 (the “Original S-4”).

We are also sending courtesy copies of this letter to you by courier, together with a redline of the Amended S-4 marked to show changes from the Original S-4 as initially filed.

We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Background, page 78

1.	From your response to the third bullet point of prior comment 4, it appears that you are intending that investors locate and use, the information referenced as part of this offering. If so and you are not incorporating the document by reference, the related material should be included as part of your prospectus. Please revise accordingly.

Middle Kingdom has removed the statement “which presentation was filed by Middle Kingdom in its Form 8-K filed September 11, 2008” on page 81 of the Amended S-4..

Security Ownership of the Combined Company…page 216

2.	Regarding your response to prior comment 11:

•

Please revise your disclosure in response to the second bullet point to clarify why an individual’s percentage ownership in Style Technology results in that individual beneficially owning that same percentage of shares held by Capital Ally.

•

From your response to the third bullet point, it is unclear why you include securities that Mr. Kwong beneficially owns only until the business combination in this table, which appears to be intended to represent the ownership after the business combination.

•

Please clarify why your group ownership disclosure that you revised in response to the last bullet point includes all of the shares held in the name of Arch Digital. For example, are the voting or investment decisions regarding the shares held in the name of Arch Digital made with the participation of one of your officers and directors; such that the officer or director has indirect power to share voting or disposition decisions? If so, the line in the table for that officer and director should also include the number of shares held in the name of Arch Digital, with an appropriate explanation of why beneficial ownership of the securities is attributable to that officer or director.

•	Footnotes 5 and 6 to the beneficial ownership table attribute a different number of earn-out shares to Kuo Zhang. Please reconcile.

•	Please explain the different assumptions regarding your treatment of the lockup in footnotes 2 and 5 and 6.

(a) Pursuant to General Instruction F of Form 20-F and in accordance with the Staff’s prior comment 25 in the comment letter dated April 20, 2009, Middle Kingdom has revised the disclosure for each individual that is a minority owner of Style Technology to include only such person’s pecuniary interest in the shares held by Capital Ally. This amount was calculated by multiplying the person’s percentage ownership of Style Technology by 50%, which represents

Style Technology’s pecuniary interest in the shares and warrants held by Capital Ally. For example, Dongping Fei is listed as holding 2,701,291 shares (assuming no earn-out) and 4,061,290 shares (assuming a full earn-out). This amount was calculated by multiplying Mr. Fei’s ownership in Style Technology, or 16%, by Style Technology’s pecuniary interest in the shares and warrants held by Capital Ally, or 50%. This calculation results in Mr. Fei having a pecuniary interest in 8% of the shares and warrants held by Capital Ally.

(b) Middle Kingdom has removed the shares attributable to Mr. Kwong from the table. Middle Kingdom has stated in footnote (11) that prior to the business combination, Mr. Kwong shares voting power with Mr. Samuel Kong over 2,685,200 shares held by Arch Digital, and that upon consummation of the business combination, Mr. Kwong will no longer share voting power with Mr. Kong over these shares.

(c) Middle Kingdom has revised the Amended S-4 to remove the shares held by Arch Digital from the group ownership calculation. This addition was inadvertently included in the Original S-4. The voting or investment decisions regarding the shares held in the name of Arch Digital are not made with the participation of the officers and directors of Middle Kingdom or Pypo.

(d) Middle Kingdom has revised footnotes (5) and (6) to reconcile the shares and warrants. Footnote (6) has been modified to include all shares and warrants held by Capital Ally in Mr. Zhang’s total because, as noted in footnote (5), Mr. Zhang’s wife exercises investment and voting control over the shares held by Capital Ally.

(e) Middle Kingdom has modified footnotes (2), (5) and (6) to include all shares underlying the Class B redeemable warrants in the calculations in the table. Notwithstanding the existence of the lock-up provisions, which will prevent the holders of the warrants from disposing of the warrants or shares underlying the warrants, the warrants may be exercised within 60 days of the completion of the business combination.

Shares Eligible For Future Sale, page 224

3.	We will continue to evaluate your response to prior comment 12 after you address the following:

•

We note your response to the third bullet point. However, your disclosure continues to indicate that shares issued to affiliates upon exercise of warrants will be freely tradable. It is unclear why you believe shares acquired by affiliates would not be subject to Rule 144. Do you mean to indicate that you intend to file a resale registration statement related to those shares?

•

Please expand your response to the fourth bullet point to tell us whether you believe that the Rule 144 holding period for shares issued upon the exercise of warrants for cash begins on the date of exercise. If so, please tell us how your disclosure reflects this holding period.

(a) Middle Kingdom has revised the disclosure on page 226 of the Amended S-4 as follows (emphasis added):

“— upon consummation of the business combination, the 1,578,250 Class A warrants and 3,420,305 Class B redeemable warrants initially issued in Middle Kingdom’s IPO that upon completion of the redomestication will each entitle the holder to purchase one ordinary share of MK Cayman will be freely tradable, provided that any of the warrants held by “affiliates” will be subject to the resale provisions of Rule 145 discussed above. Based on the ownership of our securities as of the date of this proxy statement/prospectus, of the following, 523,500 Class A Warrants and 53,402 Class B Warrants will be held by affiliates. The ordinary shares issuable upon exercise of the warrants by “non-affiliates” will be freely tradable, provided that there is a registration statement in effect at the time of their exercise. The ordinary shares issuable upon exercise of the warrants by “affiliates” may only be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its change in status as no longer being a shell company within the meaning of the SEC’s rules, and only if: the sales at that time are made with current information; the sales at that time are made pursuant to the Rule 144 manner of sale provisions, volume limitations and notice requirements; and Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months;”

(b) Middle Kingdom has deleted the reference to the 429,000 shares underlying the Class A warrants and Class B warrants in the first sentence of the fourth bullet and has added a new sentence in the bullet to address the Staff’s comment. The revised the disclosure on page 226 of the Amended S-4 as follows (emphasis added):

“— upon completion of the business combination, in connection with the underwriters unit purchase option issued to the underwriters in Middle Kingdom’s IPO, there may be issued 349,800 ordinary shares, 99,000 Class A warrants and 330,000 Class B warrants, which securities may be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, provided there is current information available about MK Cayman as required by Rule 144 and provided that the sales are made pursuant to the Rule 144 manner of sale provisions and volume limitations. With respect to the 429,000 shares underlying the Class A warrants and Class B warrants discussed above, if the warrants are exercised for cash, the underlying shares may only be sold pursuant to Rule 144 on the later of (a) one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, or (b) six months from the date of exercise of the warrants, in each case, provided the sales at that time are made with current information and made pursuant to the Rule 144 manner of sale provisions and volume limitations, and provided that Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months. With respect to the 429,000 shares underlying the Class A warrants and Class B warrants discussed above, if the warrants are exercised on a cashless basis, the underlying shares may only be sold pursuant to Rule 144 one year from the date MK Cayman files with the SEC a report with Form 10 Information reflecting its status as an entity that is no longer a shell company, provided the sales at that time are made with current information and made pursuant to the Rule 144 manner of sale provisions and volume limitations, and provided that Middle Kingdom or MK Cayman, as applicable, had filed all reports and other materials required to be filed by section 13 or 15(d) of the Exchange Act, as applicable, during the preceding 12 months.”

Exhibits

4.	We note your response to prior comment 4. Please file the consent of SPAC Analytics and Mr. Danics expressly stating that they consent to the prospectus discussion of their report, your reproduction of their report as an exhibit and to being named in your registration statement.

Middle Kingdom has filed consents from SPAC Investments, Ltd., which is the legal entity for SPAC Analytics, as exhibit 23.7 to the Amended S-4, and from Mr. Danics as exhibit 23.8 to the Amended S-4.

Exhibit 5.1

5.	Refer to paragraph 5 under the heading “Opinion,” which indicates that each of the “warrants, units, and purchase option units” will constitute legal, valid and binding obligations of MK Cayman. We note that the opinion is limited to Cayman Islands law, The opinion that you file to satisfy your obligations under Regulation S-K Item 601(b)(5) must address whether securities that are essentially contractual obligations are binding obligations of the registrant under the law that governs the contract. For example, it appears that the warrants are governed by Delaware law and that the Representatives’ Unit Purchase Option is governed by Florida law. Please file opinions that address applicable law.

Middle Kingdom has filed an opinion of Cozen O’Connor as exhibit 5.2 addressing the Class A and Class B warrants, which are governed by Delaware law.

Middle Kingdom has filed an opinion of Roetzel & Andress, L.P.A. as exhibit 5.3 addressing the unit purchase option, which is governed by Florida law.

6.	Please ensure each of the securities in your fee table are addressed by an opinion required by Regulation S-K Item 601(b)(5). For example, from your current exhibit, it is unclear whether the ordinary shares underlying the representatives’ purchase option is addressed.

Appleby’s opinion has been revised to include the ordinary shares underlying the unit purchase option, and Cozen O’Connor’s opinion referenced in response to comment 5 above specifically addresses the Class A and Class B warrants issuable upon exercise of the unit purchase option.

7.	Given the date restriction in the first paragraph under the heading “Disclosure,” please file an opinion dated on the date the registration statement becomes effective. Also ensure that all other opinions with similar date restrictions are revised and filed accordingly.

Middle Kingdom undertakes that each of the opinions included in the registration statement will be included in an amendment to be filed on the effective date and dated as of that same date.

8.	Please tell us why the opinion is merely based on the “Documents” examined and relied upon by counsel. Given this statement, it is unclear whether the opinion has considered all relevant facts and law to provide the opinion required by Item 601(b)(5) of Regulation S-K.

Appleby’s has revised the first sentence of the second paragraph on page 1 of the opinion as follows (emphasis added):

“For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (“Documents”) and all other relevant facts and circumstances impacting on Cayman Islands law.”

9.	The opinion you file to satisfy your obligations under Item 601(b)(5) of Regulation S-K may not assume conclusions of law that are a necessary requirement of the opinion, nor may it assume any of the material facts underlying the opinion or facts that are readily ascertainable. We note, for example, the assumptions in paragraphs (d), (e), (f), (g), (h) and (j). Please file an opinion that is revised as appropriate. Also see Rule 436(f).

Appleby’s has revised its opinion to delete the assumptions set forth in paragraphs (d), (e), (f), (g), (h), (j) and (i). With respect to certain opinions, Appleby’s has relied upon an opinion of Arizona counsel, which opinion is attached to Appleby’s opinion.

10.	Refer to the last clause of paragraph (c) under the heading “Assumptions” in the opinion. It is unclear why that assumption is necessary and appropriate given the other assumptions in that clause.

Appleby’s has deleted the last clause of paragraph (c).

11.	Please tell us the purpose of the assumption is paragraph (i). Also tell as (1) why the assumption is necessary and appropriate and (2) how the assumptions differ from the assumptions in the paragraph (c).

Appleby’s has deleted paragraph (i).

12.	With a view toward obtaining a clarified opinion, please tell us how the “Reservations” in paragraphs (b), (c), (d), (f), (g), (j), (k) and (l) are relevant to the issue of whether the securities are legally issued, fully paid and non-assessable, If the reservations are relevant to only a portion of the opinion, please file an opinion that clarifies the scope of its reservations, and tell us why the reservations are necessary and appropriate for that portion of the opinion.

Appleby’s has deleted the reservations in paragraphs (b), (c), (d), (f), (g), (j), (k) and (l).

13.	Given the definition in paragraph (m) in the “Reservations” section of the exhibit, it is unclear whether the opinion addresses whether a security holder is liable, solely because of security holder status, for additional assessments or calls on the security by the registrant or its creditors. For example

•

It is unclear why the first clause of counsel’s definition of “non-assessable” is limited to further contributions to capital. We note that the last clause of the definition more broadly mentions “otherwise pay money.”

•

Given the use of the term, “and,” to begin the second clause, it appears that the first clause of the definition does not address alterations of the Memorandum or Articles of Association. If so, it is unclear why that second clause addresses only payments “to the company” and not creditors.

Please file an opinion that clearly satisfies the requirements of Regulation S-K Item 601(b)(5).

Appleby’s has revised the reservation referenced in the Staff’s comment (set forth in reservation (d) of the revised opinion) to: (i) expand the first clause to include the items set forth in the second clause, (ii) link the two clauses together to clarify that the first clause addresses alterations of the Memorandum or Articles of Association, and (iii) expand the second clause to include creditors of the company.

“Any reference in this opinion to shares being “non-assessable” shall mean, in relation to fully-paid shares of a company and subject to any contrary provision in any agreement in writing between such company and the holder of shares, that: no shareholder shall be obliged to contribute further amounts to the capital of the company, either in order to complete payment for their shares, to satisfy claims of creditors of the company, or otherwise to pay money to the company and no shareholder shall be bound by an alteration of the Memorandum or Articles of Association of the company after the date on which he became a shareholder, if and so far as the alteration requires him to take, or subscribe for additional shares, or in any way increases his liability to contribute to the share capital of the company, or otherwise to pay money to the company or to creditors of the company.”

14.	Please tell us how the last paragraph of the opinion is consistent with Section 14 of the Securities Act.

Appleby’s has removed the last paragraph of the opinion.

Exhibits 8.2 and 8.4

15.	We note your revisions in response to prior comment 16. Please tell us, with a view toward a clarified opinion, the meaning of the last clause in paragraph (ii) on page 2 of these exhibits. For example, clarify what “transactions” are covered by this assumption, what is meant by the word “effective” and the “applicable law” to which counsel refers. Also, please note that it is inappropriate for counsel to assume any legal conclusions underlying the opinion.

Middle Kingdom has deleted former paragraph (ii) in its entirety from exhibit 8.2. In addition, Middle Kingdom has deleted the last clause of paragraph (ii) from exhibit 8.4, which now reads as follows:

“ii.	The Merger, Conversion and Share Exchange (each as defined in the SEA) will be consummated in accordance with the terms of the SEA.”

The revised assumption in paragraph (ii) of exhibit 8.4 is necessary because Chang Ze Law Firm is opining as to tax matters related to MK Cayman, an entity that will exist as a Cayman Islands limited company only following the consummation of the merger, conversion and share exchange pursuant to the SEA. Middle Kingdom confirms that Chang Ze Law Firm is not assuming any legal conclusions underlying its opinion.

Exhibit 8.3

16.	Regarding your response to prior comment 6:

•	Please refer to prior comment 18 and apply the guidance in that comment to the second paragraph of this opinion;

•

Tell us the meaning of the last clause of the assumption in paragraph (c). For example, is counsel assuming that the transactions will qualify for tax-free treatment under Cayman Islands law? In this regard, please note that it is inappropriate for counsel to assume legal conclusions underlying the opinion;

•	Please tell us how the last paragraph of the opinion is consistent with Section 14 of the Securities Act; and

•	Given the date restrictions in the opinion, please file an opinion dated on the same date the registration statement is declared effective.

(a) Appleby’s has revised the first sentence of the second paragraph on page 1 of the opinion as follows (emphasis added):

“For the purposes of this opinion we have examined and relied upon the documents listed, and in some cases defined, in the Schedule to this opinion (“Documents”) and all other relevant facts and circumstances impacting on Cayman Islands law.”

(b) Appleby’s has deleted the last clause of assumption (c).

(c) Appleby’s has removed the last paragraph of the opinion.

(d) Middle Kingdom undertakes that each of the opinions included in the registration statement will be included in an amendment to be filed on the effective date and dated as of that same date.

Exhibits 10.72 and 10.73

17.	Your response to prior comment 1 and disclosure on page II-6 implies that the exhibits 10.72 and 10.73 you filed are complete and in final form, However, those exhibits appear to be missing an amendment date and are unsigned. Please file complete, final and signed exhibits 10.72 and 10.73.

Exhibits 10.72 and 10.73 in the Amended S-4 are dated and signed.

Exhibit 10.74

18.	We note your response to prior comment 14; however, it remains unclear how the instructions in the first paragraph are irrevocable. Please revise or advise.

Middle Kingdom has revised the first paragraph of exhibit 10.74 to clarify that the instructions are irrevocable. The first paragraph has been revised as follows (emphasis added):

“In accordance with the terms of the Trust Agreement, we hereby (a) certify to you that (i) the closing of the business combination between Middle Kingdom and Pypo Cayman, as approved by the stockholders of Middle Kingdom at a Special Meeting held on July [    ], 2009, has been completed as of [time] today; (ii) that [number] stockholders holding [number] shares of Class B Common Stock voted against the business combination and have elected to convert their shares of Class B Common Stock into a pro rata portion of the trust account; and (iii) that the pro rata potion of the trust account for each Class B Share voting against the business combination is [$0.0000] for a maximum aggregate distribution to the converting Class B Shareholders of [$000,000.00] (“Converting Shareholder Liquidation Allocation”); (b) irrevocably authorize and direct you, to immediately commence liquidation of the Trust Account to the holders of Class B Common Stock who have delivered their certificates to the transfer agent who are listed in Section 1 of the attached “Schedule of Converting Class B Common Shareholders” from the Trust Account Liquidation Allocation; (c) irrevocably authorize and direct you to make the make further liquidations of the Trust Account to the holders of Class B Common Stock who have not yet delivered their share certificates to the transfer agent and are listed in Section 2 of the Attached “Schedule of Converting Class B Common Shareholders,” upon receipt from each such person, either electronically or in physical form, of the certificates for the shares for which conversion has been requested; provided such shares have been received on or before [90th day from the Special Meeting]; and (d) certify to you that the provisions of Section 11-51-302(6) and Rule 51-3.4 of the Colorado Statute have been met.”

Exhibit 99.1

19.	Given your revised disclosure on, page 77 in response to prior comment 3, please tell us why the third line from the bottom of page 3 of this exhibit says to stockholders please “DO NOT” mail back this proxy card.

Middle Kingdom has revised the proxy card to remove the statement that stockholders not mail back the proxy card, and inserted the following:

“If you vote by telephone or on the internet and you would like to change your vote, please send in this proxy card and your vote on this proxy card will replace your prior vote by telephone or on the internet. If you vote by telephone or on the internet and do not wish to change your vote, you do not need to send in this proxy card.”

Middle Kingdom respectfully advises the Staff that it intends to file a letter requesting acceleration of the registration statement pursuant to Rule 461 of the Securities Act before 12:00 p.m. (EDT) today.

Each of Middle Kingdom and MK Arizona acknowledges that:

•

should the Commission or the Staff, acting pursuant to delegated authority, declare the registration statement effective, it does not foreclose the Commission from taking any action with respect to the registration statement;

•

the action of the Commission or the Staff, acting pursuant to delegated authority in declaring the registration statement effective, does not relieve the companies from their full responsibility for the adequacy and accuracy of the disclosure in the registration statement; and

•

the companies may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact Ralph V. De Martino at (202) 912-4825 or Cavas S. Pavri at (215) 665-5542.

Sincerely,

Cozen O’Connor

cc:	David A. Rapaport, Esquire, General Counsel, Middle Kingdom Alliance Corporation